# BRUTUS GROOMING CORP

(A Delaware Corporation)

# FINANCIAL STATEMENTS

As of March 18, 2026

(Date of Inception: March 16, 2026)

Prepared in Connection with
Regulation Crowdfunding Offering
Pursuant to Section 4(a)(6) of the Securities Act of 1933

**UNAUDITED — SELF-CERTIFIED BY MANAGEMENT**

*Version 2 — Updated to include Statements of Cash Flow and Changes in Stockholders' Equity per Wefunder compliance review request.*

# BRUTUS GROOMING CORP

## BALANCE SHEET

As of March 18, 2026 (Inception)

(Unaudited)

**ASSETS**

**Current Assets**

| | |
|---|---:|
| Cash and cash equivalents | $0 |
| Accounts receivable | $0 |
| Inventory deposits | $6,000 |
| Prepaid expenses | $1,800 |
| Total Current Assets | $7,800 |

**Non-Current Assets**

| | |
|---|---:|
| Property and equipment, net | $0 |
| Intangible assets (trademark) | $500 |
| Total Non-Current Assets | $500 |

| | |
|---|---:|
| **TOTAL ASSETS** | $8,300 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

**Current Liabilities**

| | |
|---|---:|
| Accounts payable | $0 |
| Accrued expenses | $0 |
| Due to founder | $9,300 |
| Total Current Liabilities | $9,300 |

| | |
|---|---:|
| **TOTAL LIABILITIES** | $9,300 |

**Stockholders' Equity**

| | |
|---|---:|
| Common stock, $0.001 par value; | |
| 10,000,000 shares authorized, | |
| 7,500,000 shares issued and outstanding | $0 |
| Additional paid-in capital | $0 |
| Accumulated deficit | ($1,000) |

| | |
|---|---|
| Total Stockholders' Equity | ($1,000) |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $8,300 |

*The accompanying notes are an integral part of these financial statements.*

# BRUTUS GROOMING CORP

# STATEMENT OF OPERATIONS

For the Period from Inception (March 16, 2026) through March 18, 2026
(Unaudited)

| | |
|---|---|
| **Revenue** | |
| Net revenue | $0 |
| | |
| **Cost of Goods Sold** | $0 |
| | |
| **Gross Profit** | $0 |
| | |
| **Operating Expenses** | |
| General and administrative | $1,000 |
| Sales and marketing | $0 |
| Total Operating Expenses | $1,000 |
| | |
| **Net Loss from Operations** | ($1,000) |
| | |
| Other income (expense) | $0 |
| Income tax provision | $0 |
| | |
| **NET LOSS** | ($1,000) |
| | |
| **Net Loss Per Share — Basic and Diluted** | ($0.0001) |
| **Weighted Average Shares Outstanding** | 7,500,000 |

*The accompanying notes are an integral part of these financial statements.*

# BRUTUS GROOMING CORP

## STATEMENT OF CASH FLOWS

For the Period from Inception (March 16, 2026) through March 18, 2026

(Unaudited)

**Cash Flows from Operating Activities**

| | |
|---|---:|
| Net loss | ($1,000) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Increase in inventory deposits | ($6,000) |
| Increase in prepaid expenses | ($1,800) |
| Increase in due to founder | $9,300 |
| Net cash provided by operating activities | $500 |

**Cash Flows from Investing Activities**

| | |
|---|---:|
| Purchase of intangible assets (trademark) | ($500) |
| Net cash used in investing activities | ($500) |

**Cash Flows from Financing Activities**

| | |
|---|---:|
| Issuance of common stock (no monetary consideration) | $0 |
| Net cash from financing activities | $0 |

| | |
|---|---:|
| **Net Increase (Decrease) in Cash** | $0 |
| **Cash at Beginning of Period** | $0 |
| **Cash at End of Period** | $0 |

*The accompanying notes are an integral part of these financial statements.*

# BRUTUS GROOMING CORP

## STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period from Inception (March 16, 2026) through March 18, 2026

(Unaudited)

| | Common Stock | Add'l Paid-In Capital | Accumulated Deficit | Total Equity |
|---|---|---|---|---|
| Balance at Inception (March 16, 2026) | $0 | $0 | $0 | $0 |
| Issuance of 7,500,000 shares of common stock to founder (no monetary consideration) | $0 | $0 | — | $0 |
| Net loss for the period | — | — | ($1,000) | ($1,000) |
| **Balance at March 18, 2026** | **$0** | **$0** | **($1,000)** | **($1,000)** |

*Note:* 2,500,000 of the 10,000,000 authorized shares of common stock remain unissued and are reserved for future issuance, including potential equity financing and employee incentive plans.

*The accompanying notes are an integral part of these financial statements.*

# BRUTUS GROOMING CORP

## NOTES TO FINANCIAL STATEMENTS
As of March 18, 2026 (Inception)
(Unaudited)

### Note 1 — Organization and Nature of Business

Brutus Grooming Corp (the "Company") was incorporated in Delaware on March 16, 2026. The Company is a men's grooming brand specializing in plant-powered hair and beard color products. The Company operates primarily through its e-commerce website at brutusgrooming.com and plans to expand distribution through wholesale channels including hair salons, professional supply (Cosmoprof, Sally Beauty), and retail partnerships. The Company is in the development stage and has not yet commenced significant commercial operations.

### Note 2 — Summary of Significant Accounting Policies

**Basis of Presentation.** The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the Company's financial position and results of operations.

**Use of Estimates.** The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

**Cash and Cash Equivalents.** The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. As of March 18, 2026, the Company had not opened a corporate bank account; all expenditures to date were funded personally by the founder and are recorded as amounts due to the founder.

**Revenue Recognition.** The Company has not yet generated revenue as of March 18, 2026. The Company plans to recognize revenue from the sale of grooming products when control of the promised goods is transferred to customers, in accordance with ASC Topic 606.

**Income Taxes.** The Company accounts for income taxes using the asset and liability method. As of the date of these financial statements, the Company has not recorded any income tax provision due to its inception-stage losses.

### Note 3 — Going Concern

The Company is in the early stages of operations and has not yet generated significant revenue. The Company has incurred losses since inception and has limited capital resources. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital through equity financing, including through the planned Regulation Crowdfunding offering, and to achieve profitable operations. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

## Note 4 — Stockholders' Equity

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.001 per share. As of March 18, 2026, 7,500,000 shares of common stock are issued and outstanding, all of which are held by the Company's founder. The shares were issued for no monetary consideration. The remaining 2,500,000 authorized shares are reserved for future issuance, including potential equity financing and employee incentive plans. All common stock carries one (1) vote per share.

## Note 5 — Founder Contribution and Startup Costs

The Company's founder, Jeff Chastain, has personally funded approximately $9,300 of startup costs on the Company's behalf, comprising: $6,000 inventory production deposit, $1,800 product packaging, ~$1,000 legal and incorporation fees, and $500 trademark registration. Inventory deposits and packaging costs are reflected as current assets on the balance sheet; the trademark is reflected as an intangible asset; legal and incorporation fees were expensed as general and administrative costs. The total amount owed to the founder is reflected as "Due to Founder" in current liabilities.

## Note 6 — Related Party Transactions

The Company's founder and sole officer has contributed services to the Company without compensation since inception. The value of these contributed services has not been recorded in the financial statements. There are no other related party transactions to disclose as of March 18, 2026.

## Note 7 — Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. The Company plans to conduct a Regulation Crowdfunding offering through Wefunder to raise up to $124,000 through the issuance of Simple Agreements for Future Equity (SAFEs) with a $6,000,000 valuation cap (with the first $100,000 invested at a $5,000,000 VIP / Early Investor cap). Subsequent to March 18, 2026, the Company has commenced limited soft-launch direct-to-consumer sales through its Shopify store; gross funds held in Shopify Balance and pending Shopify Payments payouts as of May 4, 2026 totaled approximately $517.73, with such funds to be transferred to the Company's corporate bank account upon opening. A production order with the Company's manufacturing partner (Colours and Hues Corporation, Faridabad, India) has been placed for 45,000 finished sachets totaling $10,350 USD, with payment terms of 50% advance and 50% before dispatch (proceeds of the Wefunder raise are intended to fund this payment plus approximately $5,000 in air freight). No other subsequent events were identified that require disclosure or adjustment to the financial statements.

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**MANAGEMENT CERTIFICATION**

I, Jeff Chastain, CEO and sole officer of Brutus Grooming Corp, hereby certify that the information provided in these financial statements is true and complete in all material respects and that these financial statements fairly present, in all material respects, the financial condition of the Company as of the date indicated.

_____

Jeff Chastain

CEO & Founder, Brutus Grooming Corp

Date: _5/4/26_